SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BioLife Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09062W204

(CUSIP Number)

Michael Rice, Chief Executive Officer
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021

(425) 402-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 09062W204

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Walter Villiger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF	7.	SOLE VOTING POWER 6,074,714
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 6,074,714
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,074,714 shares, consisting of:

(a)	3,604,646 shares of common stock held indirectly through Reporting Person’s wholly-owned entity named WAVI Holding AG (“WAVI”)
(b)	142,857 shares of common stock issuable upon exercise of warrants held directly by Reporting Person
(c)	2,327,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
40.1%

14.	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP NO. 09062W204

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
WAVI Holding AG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

5.	SEC USE ONLY

6.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF	7.	SOLE VOTING POWER 5,931,857
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 5,931,857
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,931,857 shares, consisting of:

(a)	3,604,646 shares of common stock held directly by Reporting Person
(b)	2,327,211 shares of common stock issuable upon exercise of warrants held directly by Reporting Person

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
39.5%

14.	TYPE OF REPORTING PERSON*
CO

Preamble.

—————————

This Amendment No. 4 to Schedule 13D further amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2014 and amended by that certain Amendment No. 1 to Schedule 13D filed with the Commission on August 18, 2014, that certain Amendment No. 2 to Schedule 13D filed with the Commission on November 21, 2014 and that certain Amendment No. 3 to Schedule 13D filed with the Commission on October 8, 2015.

Item 3. Source and Amount of Funds or Other Consideration.

——————————————————

Item 3 is hereby amended and supplemented as follows:

As partial consideration for entering into a commitment letter with the Issuer (the “Commitment Letter”), WAVI Holding AG (“WAVI”) received a common stock purchase warrant (the “Warrant”) exercisable to purchase up to 550,000 shares of the Issuer’s common stock at an exercise price of $1.75 per share. The Warrant expires on May 12, 2021.

Item 5. Interest in Securities of the Issuer.

——————————————

Item 5 is hereby amended and supplemented as follows:

On May 12, 2016, WAVI and the Issuerentered into the Commitment Letter, whereby WAVI has agreed to make a series of four $1 million advances on June 1, 2016, September 1, 2016, December 1, 2016 and March 1, 2017 (the “Advances”). Pursuant to the Commitment Letter, on May 12, 2016, the Issuer made a promissory note in favor of WAVI for the principal amount of all Advances under the Note, which will not exceed an aggregate principal amount of $4 million. The promissory note is unsecured, carries an annual interest rate of 10% and matures on June 1, 2017. As partial consideration for entering into the Commitment Letter, the Issuer issued the Warrant to purchase up to 550,000 shares of the Issuer’s common stock to WAVI.

As of the date hereof, Villiger beneficially owns 6,074,714 shares of the Issuer, consisting of 3,604,646 shares of common stock held indirectly through WAVI, 142,857 shares of common stock issuable upon exercise of warrants held directly, and 2,327,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI. Such shares represent a total of 40.1% of the Issuer’s outstanding shares of common stock.

Villiger has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above. Except WAVI with respect to the securities held by WAVI, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of the date hereof, WAVI beneficially owns 5,931,857 shares of the Issuer, consisting of 3,604,646 shares of common stock held indirectly through WAVI, and 2,327,211 shares of common stock issuable upon exercise of warrants held indirectly through WAVI. Such shares represent a total of 39.5% of the Issuer’s outstanding shares of common stock.

WAVI has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above. Except Villiger, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Interest in Securities of the Issuer.

——————————————

Item 6 is hereby amended and supplemented as follows:

Commitment Letter dated May 12, 2016 between the Issuer and WAVI (18)

Common Stock Purchase Warrant issued to WAVI (19)

Promissory Note made by the Issuer in favor of WAVI (20)

Item 7. Material To Be Filed As Exhibits.

——————————————

Item 7 is hereby amended and supplemented as follows:

(18) Incorporated by reference to Exhibit 10.6 of the Quarterly Report on Form 10-Q filed by the Issuer on May 16, 2016.

(19) Incorporated by reference to Exhibit 10.7 of the Quarterly Report on Form 10-Q filed by the Issuer on May 16, 2016.

(20) Incorporated by reference to Exhibit 10.8 of the Quarterly Report on Form 10-Q filed by the Issuer on May 16, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2016	/s/ Walter Villiger
Walter Villiger

Dated: May 19, 2016	WAVI HOLDING AG

/s/ Walter Villiger
Walter Villiger, Chairman